Commission File Number 001-31914

Exhibit 99.2

中 國 人 壽 保 險 股 份 有 限 公 司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Eighth Meeting of the Sixth Session of the Board of Supervisors of China Life Insurance Company Limited

The eighth meeting (the “Meeting”) of the sixth session of the Board of Supervisors (the “Board of Supervisors”) of China Life Insurance Company Limited (the “Company”) was held on October 29, 2019 at the conference room located at A18 of China Life Plaza. The supervisors were notified of the Meeting by way of a written notice dated October 15, 2019. Out of the Company’s five supervisors, four supervisors attended the Meeting in person, including Jia Yuzeng, chairperson of the Board of Supervisors, and Luo Zhaohui, Han Bing and Cao Qingyang, supervisors of the Company. Song Ping, supervisor of the Company, was on leave for other business and authorized in writing, Cao Qingyang, supervisor of the Company, to act on his behalf and cast the votes for him. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association (the “AOA”) and Rules of Procedure for the Board of Supervisors of the Company

The Meeting was presided over by Chairperson Jia Yuzeng. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1.	Proposal on the 2019 Third Quarter Report

The Board of Supervisors believes that: The preparation and review procedures of 2019 Third Quarter Report are in conformity with provisions under relevant laws, regulations, the AOA and internal management regulations of the Company; the content and form of 2019 Third Quarter Report meet the requirements of the China Securities Regulatory Commission and the Shanghai Stock Exchange; the information contained in the report reflects the operational, management and financial performance of the Company during the reporting period; no breach of confidentiality by any staff members who worked on the preparation and review of the 2019 Third Quarter Report was detected before this opinion was issued.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

2.	Proposal on Amending the Articles of Association of the Company

The Board of Supervisors agreed to submit the proposal to the shareholders meeting of the Company for approval. Please refer to a separate announcement issued by the Company on the same date of this announcement for the details.

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

October 29, 2019